KAYCEE GROUP, INC.
Statement of Income
For the Month Ended
05/31/2022

Revenue

Services $44,420.00

Total Revenue

$44,420.00

Operating Expenses

Bank Fees

$130.00

Car Lease

$1945.50

Contractors

$0.00

Depreciation

$725.61

Food

$0.00

Insurance

$56.50

Maintenance

$0.00

Office Supplies/Activities

$0.00

Rent

$0.00

Payroll Fees

$0.00

Telephone

$1,232.50

Total Operating Expenses

$4,090.11

NET INCOME

$40,329.89

X _Debra Webster_

Debra Webster,   June 30, 2022
Tax Accountant

KAYCEE GROUP, INC.

BALANCE SHEET

05/31/2022

ASSETS

CURRENT ASSETS

Cash:	$8,768.46
Accounts Receivable:	$0.00
Inventory:	$0.00
Prepaid Expenses:	$0.00
Notes Receivable:	$0.00
Other Current Assets:	$0.00
TOTAL CURRENT ASSETS:	**$8,768.46**

FIXED ASSETS

Long-Term Investments:	$15,000.00
Land:	$0.00
Vehicle:	$36,442.00
Accumulated Vehicle Depreciation:	($0.00)
Machinery and Equipment:	$6,100.00
Accumulated Machinery and Equipment Depreciation:	($4,778.00)
Furniture and Fixtures:	$3,650.00
Accumulated Furniture and Fixtures Depreciation:	($2,041.00)
Other Fixed Assets:	0.00
NET FIXED ASSETS:	**$54,373.00**

OTHER ASSETS

Goodwill:	$0.00

TOTAL ASSETS: $63,141.46

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable (A/P):	$4,506.00
Accrued Wages:	$0.00
Accrued Payroll Taxes:	$0.00
Accrued Employee Benefits:	$0.00
Interest Payable:	$0.00
Short-Term Notes:	$0.00
Current Portion of Long-Term Debt:	
	$0.00
TOTAL CURRENT LIABILITIES:	**$4,506.00**

LONG-TERM LIABILITY

Mortgage:	$0.00
Other Long-Term Liabilities:	$0.00
TOTAL LONG-TERM LIABILITIES:	**$0.00**

OWNER'S EQUITY

Paid-In Capital:	$18,305.57
Net Income:	$40,329.89
TOTAL EQUITY:	**$58,635.46**

TOTAL LIABILITIES & EQUITY: **$63,141.46**

X *Debra Webster*
Debra Webster,
Tax Accountant   *June, 30, 2022*

KAYCEE GROUP
Statement of Cash Flows
For the Five Months Ended 05/31/2022

Cash Flow from Operating Activities	
Net Income	40,330
Depreciation/Amortization	726
Decrease in Notes Payable	(1,945)
Increase in Accounts Payable	146
Cash Provided by/Used in Operating Activities	**39,257**
Cash Flow from Investing Activities	
Cash Provided by/Used in Investing Activities	**0**
Cash Flow from Financing Activities	
Investment by Owner	-85,667
Cash Provided by Financing Activities	**-85,667**
Net Increase in Cash	**-46,410**
Beginning Cash Balance	55,178
Cash at 05/31/2022	**8,768**